[redacted]

13013462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 26 2013

Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brevan Howard US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Ave, 5th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Chalus 212-418-8259
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Audit Plc
(Name – *if individual, state last, first, middle name*)

15 Canada Square	London	United Kingdom	E14 5GL
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/13

OATH OR AFFIRMATION

I, Timothy Chalus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brevan Howard US LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALESSANDRA SASSUN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6121429
Qualified In New York County
My Commission Expires January 18, 2017

Notary Public

Signature

CFO, Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brevan Howard US LLC

(A Delaware Limited Liability Company)

Financial statements as of December 31, 2012, and for the year ended December 31, 2012 (With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Report on Internal Control)

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements as of December 31, 2012, and for the year ended December 31, 2012:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7–11
Schedule 1 – Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule 2 – Statement of Exemption	13
Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5.	14-15

KPMG

KPMG AUDIT PLC
Financial Services
15 Canada Square
Canary Wharf
London E14 5GL
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 3311
DX 157460 Canary Wharf 5

Report of Independent Registered Public Accounting Firm

The Board of Managers
Brevan Howard US LLC

We have audited the accompanying financial statements of Brevan Howard US LLC which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (*and Regulation 1.10 of the Commodity Exchange Act*), and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Brevan Howard US LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 (*and Regulation 1.10 of the Commodity Exchange Act*). Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG Audit Plc

KPMG Audit Plc

London, United Kingdom

February 22, 2013

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AS OF THE YEAR ENDED DECEMBER 31, 2012

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	7,818,573
Security deposit		201,233
Other deposits and receivables		48,446
Prepaid expenses		88,142
Deferred tax assets		243,032
Total current assets		8,399,426
NON-CURRENT ASSETS:		
Fixed assets (Net of accumulated depreciation)		314,834
Deferred tax assets		345,823
Total non-current assets		660,657
TOTAL	$	9,060,083
LIABILITIES AND MEMBER CAPITAL		
CURRENT LIABILITIES:		
Accrued compensation and benefits	$	3,626,255
Deferred compensation payable		395,122
Accounts payable and other accrued expenses		924,338
Income taxes payable		20,859
Total current liabilities		4,966,574
NON-CURRENT LIABILITIES:		
Deferred compensation payable		316,033
Total non-current liabilities		316,033
Total liabilities		5,282,607
Commitments and contingencies (notes 4, 5 and 6)		
MEMBER CAPITAL:		
Member capital		3,777,476
Total Member capital		3,777,476
TOTAL	$	9,060,083

See accompanying notes to financial statements.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:		
Placement fees	$	12,424,008
Other revenues		78,603
Total revenues		12,502,611
EXPENSES:		
Employee compensation and benefits		6,587,837
Professional fees		1,487,986
Information technology and data services		765,010
Occupancy		734,765
Travel and entertainment		410,277
Depreciation		343,690
Regulatory fees		124,034
General and administrative		86,473
Training and recruitment		52,100
Insurance		14,066
Total operating expenses		10,606,238
NET INCOME BEFORE OTHER INCOME/EXPENSES AND TAXES		1,896,373
OTHER INCOME/EXPENSES		
Interest income		504
NET INCOME BEFORE INCOME TAXES		1,896,877
Income taxes		(862,124)
NET INCOME	$	1,034,753

See accompanying notes to financial statements.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012

MEMBER CAPITAL — December 31, 2011	$ 2,742,723
Allocation of net income	1,034,753
MEMBER CAPITAL — December 31, 2012	$ 3,777,476

See accompanying notes to financial statements.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,034,753
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	343,690
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	5,531
Increase in security deposit	(505)
Increase in other deposits and receivables	(39,159)
Decrease in deferred tax assets	326,335
Increase in accrued compensation and benefits	60,388
Increase in income taxes payable	32,388
Increase in accounts payable and other accrued expenses	973,828
Decrease in deferred compensation payable	(759,813)
Net cash provided by operating activities	1,977,436
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of fixed assets	(201,454)
Disposal of leasehold improvements	6,772
Net cash used by investing activities	(194,682)
NET INCREASE IN CASH	1,782,754
CASH:	
December 31, 2011	6,035,819
December 31, 2012	$ 7,818,573
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Taxes paid	$ 549,503

See accompanying notes to financial statements.

1. ORGANIZATION AND GENERAL

Brevan Howard US LLC ("BHUSLLC" or the "Company"), was formed as a limited liability company under the laws of the State of Delaware on June 2, 2008. BHUSLLC is a wholly-owned subsidiary of Brevan Howard BD Holdings Limited ("BHBDHL"), a company incorporated with limited liability under the laws of the Cayman Islands. BHBDHL, in turn, is a wholly-owned subsidiary of Brevan Howard (Jersey) Holdings Limited ("BHJHL"), a company organized under the laws of Jersey, Channel Islands. The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent in connection with the offer and sale of interests in offshore and domestic collective, or pooled, investment funds. The Company is registered under the Securities Exchange Act of 1934 and applicable state law, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's membership in FINRA was effective December 23, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America. All amounts are expressed in United States dollars ("U.S. dollars") unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition — Placement fee revenues represent income from placement services performed by the Company as outlined in the Placement Agreement entered into with Brevan Howard Asset Management LLP (BHAMLLP). Revenue is recognized when it is earned in accordance with section 6 of the Placement Agreement. Any placement fee revenue received in advance is recorded as deferred revenue.

Income Taxes — The Company accounts for income taxes under the liability method in accordance with the Accounting Standards Codification ("ASC") 740. Under the liability method, deferred income taxes are recognized for the tax consequences of differences between amounts reported for financial reporting and income tax purposes by applying enacted statutory tax rates. Deferred taxes result primarily from future tax consequences attributable to temporary differences arising from the variance between the book and tax basis of certain assets. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date.

In 2012, no tax benefit or liabilities were recognized for uncertainties related to current year income tax positions. The company will classify any future interest and penalties as a component of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits.

The Company's federal, state and city income tax returns for the years ending prior to 2012 (2011, 2010 and 2009 only) are still subject to examination by tax authorities.

Cash and Cash equivalents — The Company defines cash and equivalents as short-term, highly liquid securities and interest earning deposits with original maturities of three months or less, at the time of purchase.

Fixed Assets — Fixed assets are included on the balance sheet at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease life or the estimated useful life. Maintenance and repairs are charged to expense.

Operating Lease Agreements — Lease payments relating to long-term, non-cancelable operating leases are recognized as an expense in the statement of operations over the period of the leases.

Incentive Compensation Plan — The Company issues Fund Growth Awards to its employees under the staff incentivization plan. The fair value of the amounts payable to employees is recognized as deferred compensation payable on the Statement of Financial Condition with a corresponding expense. The fair value is measured at the end of every month with reference to the growth in the Net Asset Value of the notional Brevan Howard Fund Limited shares and is spread over the three year vesting period.

Employee Costs — Discretionary bonuses to staff for services in 2012 are recognized as Accrued Compensation and Benefits on the Statement of Financial Condition with a corresponding expense.

Going Concern — The financial statements are prepared on the going concern basis. After making enquiries, management has a reasonable expectation that the Company has adequate capital and liquidity to meet its obligations and to continue in operational existence for the foreseeable future. Accordingly, the going concern basis has been adopted in preparing these financial statements.

3. CASH AND CASH EQUIVALENTS

At December 31, 2012, the Company's cash is comprised of bank deposits in the amount of $7,818,573 of which $7,818,573 is federally insured.

4. LEASE COMMITMENTS

590 Madison Avenue (9th Floor), New York, New York – On July 15, 2010, the Company entered into a non-cancelable agreement to lease office space at 590 Madison Ave (9th Floor), New York, New York. The lease commenced January 1, 2011 and expires 36 months later. This lease was assigned to another entity effective October 6, 2012. Rental expense in respect of the lease for the period ended December 31, 2012 is $293,894 and is included within the statement of operations as occupancy expense.

The security deposit requirement of $201,233 for the lease of the 590 Madison Avenue (9th Floor), New York, New York office space was satisfied by way of a letter of credit facility of $200,299 from JP Morgan Chase, N.A., with BHUSLLC as the applicant and 590 Madison Avenue, LLC as the beneficiary.

590 Madison Avenue (5th Floor), New York, New York – On May 14, 2012, the Company entered into a non-cancelable license agreement to lease office space at 590 Madison Ave (5th Floor), New York, New York. The lease commenced May 14, 2012 and expires May 31, 2013. Rental expense in respect

of the lease for the period ended December 31, 2012 is $183,086 and is included within the statement of operations as occupancy expense.

The future minimum payments under the lease are as follows:

590 Madison Avenue, New York, New York

		590 Madison Ave (5th Floor) New York, New York
2013	$	117,500

5. INDEMNIFICATIONS

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

6. MAJOR CUSTOMER

As outlined in note 2, the Company receives revenue from BHAMLLP for the placement services it provides. During the period, the Company received $12,424,008 of placement fees. The concentration of the Company's business with BHAMLLP may expose the Company to a material adverse effect if BHAMLLP were to terminate the placement services agreement for any reason.

7. FIXED ASSETS

The following schedule details the cost, depreciation, and net book value of all fixed assets for the period ended December 31, 2012:

	Furniture and Fittings	Leasehold Improvements	Information Technology	Total
Cost - December 31, 2011	$ 87,509	$ 16,934	$ 978,525	$ 1,082,968
Additions	1,152	-	200,302	201,454
Disposals	-	(16,934)	-	(16,934)
Cost - December 31, 2012	88,661	-	1,178,827	1,267,488
Accumulated Depreciation - December 31, 2011	43,781	4,838	570,507	619,126
Depreciation	22,960	5,324	315,406	343,690
Disposals		(10,162)		(10,162)
Accumulated Depreciation - December 31, 2012	66,741	-	885,913	952,654
Net Fixed Assets - Decemebr 31, 2011	$ 43,728	$ 12,096	$ 408,018	$ 463,842
Net Fixed Assets - December 31, 2012	$ 21,920	$ -	$ 292,914	$ 314,834

The Company recognized $343,690 of depreciation expense for the period ended December 31, 2012.

8. INCOME TAXES

The provision for BHUSLLC's federal income taxes differs from the statutory U.S. federal rate of 35% principally because of state taxes and non-deductible expenses. For the period ended December 31, 2012, the tax benefit/(expense) for federal income taxes and state income taxes follows:

Current:	
Federal and state	$ (535,789)
Deferred:	
Federal and state	(326,335)
Total Tax Expense	$ (862,124)

The significant components of deferred income tax and their balance sheet classifications follow.

Deferred tax assets:	Current	Non-current
Deferred compensation	$ 177,934	$ 142,364
Organization costs	30,775	333,430
Accrued expenses not currently deductible	34,323	-
Deferred tax assets	243,032	475,794
Deferred tax liabilities:		
Depreciation	-	129,971
Deferred tax liabilities	-	129,971
Net Deferred tax assets	$ 243,032	$ 345,823

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management considers no valuation allowance is necessary as of December 31, 2012. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2012.

9. STAFF RETENTION AND INCENTIVISATION PLANS

The Company operates the Fund Growth and Incentive Compensation Plans (the "Plans") for the retention and incentivization of its employees. The Plans allow employees to benefit from the growth in value of a nominal amount of Brevan Howard Fund Limited (BHFL) shares. The awards vest over a three year period.

The Company may, at its sole discretion, elect not to pay all or any portion of any Award if as a result of making such payment, the Company reasonably believes that it would have net capital, as

determined in accordance with SEC Rule 15c3-1, of less than 110% of (a) the maximum amount of net capital, as so determined, at which the Company would be required to submit a so-called "early warning" notification under SEC Rule 17a-11 or (b) any more stringent required minimum capital obligations imposed by law, statute and regulation or under the rules or requirements of any regulatory authority, whichever is greater.

The fair value of the awards as calculated by reference to the growth of the Net Asset Value of the notional BHFL shares over the three year vesting period was $711,155 as of December 31, 2012. The fair value assumes that all employees with awards will not forfeit the awards before they are paid.

Awards valued at $395,122 vested at December 31, 2012 and were paid in February 2013. This does not include the employer portion of FICA/Medicare.

10. NET CAPITAL

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of November 1, 2011, FINRA approved the Company maintain a minimum net capital requirement of $250,000 pursuant to the Alternative Standard under SEA Rule 15c3-1(a)(1)(ii)(the Net Capital Rule). As of December 31, 2012, the Company had net capital of $2,535,966. The Company was in compliance with the requirements of the Net Capital Rule at all times during the year.

11. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 22 2013, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

Schedule 1

BREVAN HOWARD US LLC

(A Delaware Limited Liability Company)

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

NET CAPITAL:		
Total member capital	$	3,777,476
Deductions and/or charges:		
Other deposits and receivables		(48,446)
Prepaid expenses		(88,142)
Security deposits		(201,233)
Fixed Assets, net of accumulated depreciation		(314,834)
Deferred tax assets		(588,855)
Net capital	$	2,535,966
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT:		
Total Net Capital requirement	$	250,000
Excess Net Capital	$	2,285,966

See accompanying Report of the Independent Registered Public Accounting Firm.

A reconciliation between the Company's audited financials and its unaudited Part IIA filing is not necessary pursuant to Rule 17a-5(d)(4) as no material differences exist between the computations made by the independent auditor based on the audited financial statements and the Company's unaudited Part IIA filing.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

STATEMENT OF EXEMPTION
DECEMBER 31, 2012

The Company is exempted from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Sub section (k)(2)(i). During the year ended December 31, 2012 the Company was in compliance with the conditions for the exemption.

KPMG

KPMG AUDIT PLC
Financial Services
15 Canada Square
Canary Wharf
London E14 5GL
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 3311
DX 157460 Canary Wharf 5

Report of Independent Registered Public Accounting Firm

The Board of Managers
Brevan Howard US LLC

In planning and performing our audit of the financial statements of Brevan Howard US LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG Audit Plc

KPMG Audit Plc

London, United Kingdom

February 12, 2013